Proteon Therapeutics, Inc.

200 West Street

Waltham, MA 02451

December 18, 2019

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Joseph McCann

Re:  Proteon Therapeutics, Inc. Registration Statement on Form S-4 (File No. 333-234549)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-234549) (the “Registration Statement”) of Proteon Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on December 19, 2018, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Tara McElhiney at (713) 890-5732.

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Very truly yours,

Proteon Therapeutics, Inc.

By:	/s/ George Eldridge
George Eldridge,
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

CC:	Timothy P. Noyes, Proteon Therapeutics, Inc.
Julio E. Vega, Morgan, Lewis & Bockius LLP
Tara R. McElhiney, Morgan, Lewis & Bockius LLP
Zachary E. Zemlin, Morgan, Lewis & Bockius LLP

[Proteon Therapeutics, Inc. – Signature Page to Request for Acceleration]